

March 8, 2012

Via e-mail:
Mr. Randy Butler
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, IN 46278

      Re: Fortune Industries, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2011
             Filed September 28, 2011
             Form 10-Q for the Quarter Ended December 31, 2011
             Filed February 13, 2012
             File No. 1-32543

Dear Mr. Butler:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

General

1.   You indicate that your file number is 0-19049. Our records indicate that your file number is 1-32543. Please change your file number in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Income Taxes, page 22

2. In future filings, please expand your discussion to include the following regarding the determination of your valuation allowance:

- In detail, how you arrived at the estimate for each period presented.
- How accurate your estimates and assumptions have been in the past
- Why there have been such large swings in the valuation allowance.
- Whether the assumptions have changed from period to period.
- Whether the estimates and assumptions are likely to change in the future.
- Discuss and quantify to what extent the estimate is sensitive to change.

Please provide us with your proposed disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 41

3. Please expand in future filings to disclose how the valuation allowance was determined by reference to the "more likely than not" realizability assessment pursuant to ASC 740. We note your disclosure on page 13 regarding the positive results for the last three fiscal periods as well as your quarterly results for the current fiscal year. Expand MD&A to discuss the negative evidence that resulted, and continues to result, in the need for a valuation allowance. Please give us a detailed explanation showing how you determined the amount of the valuation allowance at each balance sheet date. We did not note any negative evidence in your current disclosure. Please provide us with your proposed disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director